September 12, 2024

Michio Nagatsu
Chief Financial Officer
LEIFRAS Co., Ltd.
Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan

       Re: LEIFRAS Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted August 16, 2024
           CIK No. 0002030277
Dear Michio Nagatsu:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Please revise the cover page to state, as you do on page 25, that although you do not anticipate being a controlled company, your "directors and executive officers, and major shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions."
Overview, page 2

2. Please balance your disclosure by stating here the amount of your indebtedness, which we note was JPY625,001,000 (approximately US$4,435,148) as of December 31, 2023.
 September 12, 2024
Page 2
Risk Factors
We have had customer concentration, with a limited number of customers . . ., page 17

3. We note your disclosure that revenue from a customer accounted for approximately
       14.5% and 12.8% of your total revenue in 2022 and 2023, respectively. To the extent material, please disclose in an appropriate section the name of this customer as well as the material terms of any agreements with such customer. Please file such agreements as exhibits to the registration statement, or tell us why you believe you are not required to do
       so.
Our businesses are all operated in Japan . . ., page 21

4. We note your disclosure that recent inflationary pressures have affected "Japanese economic conditions" and that the Bank of Japan announced changes in its monetary policy in March 2024 "[d]ue in part to increased inflation in Japan." To the extent applicable, please update here and your Management's Discussion and Analysis of
       Financial Condition and Results of Operations section to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics, page 48

5. Please revise your discussion here to provide a clear definition of how you calculate members including, if a student is enrolled in two different classes, this student is counted as two members. Revise to clarify if the number of members disclosed is as of December
       31, 2023 and 2022 or total members from which you earned revenues in a given period, some of which are no longer members as of December 31, 2023 and 2022. Additionally, on page 51 you disclose one of the factors that contributed to increased sports school business revenue in 2023 was an increase in customers who joined events. Please clearly define customers and how they are calculated. You may refer to SEC Release 33-10751.
6.     Please revise to clarify how you calculate average membership duration.
Include
       disclosure of the member population used in your calculation.
7. Please revise to clarify if revenue per capita is a December 2023 and 2022 amount or a fiscal year ended December 31, 2023 and 2023 amount. Additionally, clearly define the population of employees used in your calculation. Finally, consider disclosing the number of employees used in the calculation.
8. Please revise to clarify if the number of schools is as of December 31, 2023 and 2022, or total schools from which you earned revenues in a given period, some of which are no longer customers as of December 31, 2023 and 2022.
Results of Operations
Selling, general, and administrative expenses, page 52

9. We note the increase in commission expense was a result of reclassifying payment fees for membership fees from cost of sales to selling, general, and administrative expenses.
       Please explain the nature of the payment fees and why reclassifying such fees to selling, general, and administrative expenses is appropriate.
 September 12, 2024
Page 3

Income tax provisions, page 54

10. Based on the rate reconciliation provided on page F-32 it appears that a release of your valuation allowance significantly impacted your fiscal 2022 income tax provision. Please tell us your consideration of adding disclosure in that regard to your discussion here.
Critical Accounting Policies, page 56

11. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise your disclosures, where applicable, to:

             Address why accounting estimates or assumptions bear the risk of change;
             Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;
             Describe the methods and key assumptions used and how the key assumptions were determined;
             Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
             Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

       Please refer to Item 303(b)(3) of Regulation S-K and Section V of the
Commission   s
       Guidance Regarding Management   s Discussion and Analysis of Financial
Condition and
       Results of Operations, SEC Release No. 34-48960, issued December 19,
2003.
Case Study: Nagoya City, page 92

12. Please disclose the material terms of your agreement with the Nagoya City Board of
       Education. As an example only, please provide additional detail regarding any termination provisions. Please additionally provide comparable disclosure for your agreement with the
       Japan Sports Agency.
Principal Shareholders, page 108

13. Please revise to clarify or supplementally confirm whether Kazuma Inoue is the natural person with voting and/or investment control over the shares held by Leifras Employee
       Shareholding Association. In this regard, we note your disclosure in footnote 5 that
       "Mr. Kazuma Inoue, our employee, is the chairman of the shareholding association."
 September 12, 2024
Page 4

Related Party Transactions, page 109

14. Please revise your disclosure to provide related party disclosure for the period since the beginning of your preceding three financial years up to the date of the document. Refer to
       Item 7.B. of Form 20-F.
Description of American Depositary Shares
Jury Trial Waiver, page 126

15. Please revise here to discuss, as you do on page 31, whether the jury trial waiver provision applies to purchasers in secondary transactions. Additionally, please revise your disclosure here and on page 31 to address whether the provision would apply if an
       ADS holder were to withdraw the ordinary shares.
Consolidated Statements of Income, page F-4

16. The Statement of Operations aggregates all operating expenses into one line item titled selling, general and administrative expenses. Please explain the extent you considered disclosing dissimilar operating expenses and costs separately on the face of your income statement in accordance with Rule 5-03(b)(6) of Regulation
S-X.
Consolidated Statements of Changes in Shareholders' Equity, page F-5

17. Please explain the nature of the "Capital reduction" and tell us the authoritative literature you relied on in making the reclassification.
Consolidated Statements of Cash Flows, page F-6

18. Please tell us the authoritative literature you relied on in classifying "Proceeds from sales of short-term investments" as a financing activity.
Bond payable, page F-14

19. You disclose that the bond payable is measured at amortized cost using the effective interest method. However, page F-13 states that the bond payable is measured at fair value on a recurring basis. Please explain the inconsistency and revise your disclosure accordingly.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-14

20. Sports school business membership revenue includes registration fees which are accounted for at the point in time when the service is performed. Explain in greater detail the nature of these registration fees, whether this an upfront fee for the transfer of a service at the contract inception or for the transfer of future services, when revenue is recognized and the extent you considered the guidance in ASC 606-10-55-50 through-55-
       53.
Note 5 - Short-Term Investment, page F-22

21. In the fiscal year ended December 31, 2022, you recognized a gain on sale of a short-term investment of JPY90,000,000, which had incurred an impairment loss of JPY90,000,000
 September 12, 2024
Page 5

       for the fiscal year ended December 31, 2021. Please explain in greater detail the nature of the investment, the circumstances that led to the impairment and the subsequent gain.
Note 19 - Equity, page F-34

22. In 2022 you issued a total of 24,200 shares at a par value of JPY5,000. Please explain why a portion of the issuance was allocated to additional paid-in capital if the shares were issued at par.
Note 20 - Share-Based Compensation, page F-34

23. Please tell us your consideration of the performance condition that exercisability in conditioned upon a successful listing on the Nasdaq Stock Market or any other stock exchanges all over the world in determining which periods to recognize compensation expense referencing authoritative literature that supports your recognition pattern.
General

24. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Scott Stringer at 202-551-3272 or Adam Phippen at
202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Ying Li